

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 23, 2009

Via U.S. Mail and Facsimile: (786) 413-1913
Mr. Pete R. Pizarro
Chairman of the Board, Chief Executive Officer
eLandia International, Inc.
8200 NW 52nd Street
Suite 102
Miami, FL 33166

      RE: eLandia International, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed April 2, 2009

              Filed November 16, 2009
              File No. 000-51805

Dear Mr. Pizarro:

We have reviewed your responses to the comments in our letter dated November 13, 2009 as well as your filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Note 4. Acquisitions, page 60

1.   We note your responses to comments two and six from our letter dated November 13, 2009. Addressing the relevant accounting literature, tell us how you concluded that it was appropriate to consolidate Latin Node effective June 28, 2007, the date you acquired 8 million shares of Latin Node Series A Preferred Stock.

Note 6. Deconsolidation of Subsidiary and Discontinued Operations, page 64

2.   We note your response to comment three in our letter dated November 13, 2009. It is unclear to us why the $16.2 million due from Latin Node was written off as of December 31, 2007 as part of the portion of the purchase price charged upon the acquisition of Latin Node, effective June 28, 2007. In addition, we believe that your disclosures do not provide a clear picture of the purchase accounting and ultimate write-off of the investment in Latin Node. To help us better understand the accounting implications of your acquisition and ultimate deconsolidation of your investment in Latin Node, please provide us with a comprehensive summary of your accounting for this investment. In this regard, please provide us with the following information in a clear and logical format, indicating how your financial statements were affected at each reporting period, from June 2007 through September 2009, by changes in your investment:

   •   the initial purchase accounting for your investment in Latin Node as of June 30, 2007;
   •   the subsequent adjustments made to the purchase accounting;
   •   the classification to discontinued operations; and
   •   the deconsolidation accounting.

Please also clearly indicate to us what the $16.2 million due from Latin Node represented and how it was accounted for at each of the four stages of accounting mentioned above.

3.   We note your response to comment four from our letter dated November 13, 2009. Please provide us with a schedule showing the movement of your investment account (including advances) in Latin Node from the June 28, 2007 acquisition date through the date of the deconsolidation on November 18, 2008.

Note 11. Goodwill, page 69

4.   You disclosed at the bottom of page 63 that you made two other acquisitions during 2008: (1) Center of Technology Transfer Corporation ("CTT") and (2) Pac-Rim Redeployment, LLC ("PRR") and American Samoa Hawaii Cable, LLC ("ASHC") for total aggregate consideration of $2,787,742, net of cash acquired. However, we note that in your response to prior comment seven from our letter dated November 13, 2009, you attributed goodwill of $4.1 million to your acquisition of Center of Technology Transfer Corporation. Please revise your footnote for this inconsistency and disclose the details of

this material acquisition to your company. Specifically, revise to provide the following for this acquisition or tell us why you do not believe you are required to do so:

- the primary reasons for the acquisition;
- the cost of the acquired entity and your basis for determining the values assigned to the shares issued as consideration;
- a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at acquisition date;
- the amount of contingent payments, options or commitments specified in the acquisition and the accounting treatment that will be followed should such contingency occur;
- the total amounts assigned to any major intangible asset class; and
- the weighted-average amortization period, in total and by major intangible asset class.

Please provide us with your proposed disclosures in response to this comment.

5.   We note your response to prior comment eight from our letter dated November 13, 2009. Tell us about the nature of the pre-acquisition contingencies related to the acquisition of Desca that you refer to in your response.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director